December 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathryn McHale
Erin Purnell

Re:	LendingClub Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed December 8, 2014
File No. 333-198393

Ladies and Gentlemen:

On behalf of LendingClub Corporation (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 8, 2014. The numbered paragraph below corresponds to the numbered comment in that letter and the Staff’s comment is presented in bold italics.

Risk Factors

Investors in the limited partnership interests offered by LCA…, page 35

1.	We note the revised risk factor on page 35 regarding Section 5 liability refers to the possibility that the Trust or LCA may be found to have engaged in a general solicitation. The staff would like to clarify its position that Section 5 liability may also arise from investors coming to the private offerings through the general solicitation for the Note offering. Please revise the risk factor to adequately address the risk.

In response to the Staff’s comment, the Company will revise its disclosure in the final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to clarify that Section 5 liability may also arise from investors coming to the private offerings through the general solicitation for the note offering.

* * * * * * * * * * *

Securities and Exchange Commission

December 9, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, James D. Evans, at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Renaud Laplanche, Chief Executive Officer
Carrie Dolan, Chief Financial Officer
Jason Altieri, General Counsel and Compliance Officer
LendingClub Corporation

Cynthia C. Hess, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Kurt J. Berney, Esq.
Eric C. Sibbitt, Esq.
O’Melveny & Myers LLP

2